PROSPECTUS SUPPLEMENT NO. 12 (To Prospectus dated July 29, 2005)	Filed pursuant to Rule 424(b)(3) Registration No. 333-126737
UROPLASTY, INC.
2,147,142 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon Exercise of Warrants

This prospectus supplement relates to shares of our common stock that may be sold at various times by certain selling shareholders. You should read this prospectus supplement no. 12 together with the prior prospectus supplements and prospectus dated July 29, 2005, which are to be delivered with this prospectus supplement.
This prospectus supplement contains our Current Report on Form 8-K relating to an agreement with Daniel Holman, our Chairman of the Board. This report was filed with the Securities and Exchange Commission on March 27, 2006. The attached information supplements and supersedes, in part, the information contained in the prospectus.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On March 24, 2006, the closing price of our common stock on the American Stock Exchange was $2.40 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus to read about factors you should consider before buying shares of the common stock.
_____________________________
Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
_____________________________
Prospectus Supplement dated March 27, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: March 27, 2006
UROPLASTY, INC.
(Exact name of registrant as specified in charter)

000-20989 (Commission File No.)	41-1719250 (IRS Employer Identification No.)
Minnesota
(State or other jurisdiction of incorporation or organization)
2718 Summer Street NE
Minneapolis, Minnesota 55413-2820
(Address of principal executive offices)
612-378-1180
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name and Address)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 of the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement
Item 9.01 Financial Statements and Exhibits.
SIGNATURES

Item 1.01 Entry into a Material Definitive Agreement
On March 27, 2006, we entered into an agreement with Daniel Holman, our Chairman, to amend his January 1, 2005 Employment and Consulting Agreement and extend the term of previously granted options.
We amended Mr. Holman’s employment agreement to allow him to pay his applicable withholding taxes in cash upon exercise of his 100,000 stock options or by instructing us to cancel a number of options equal in value to the statutory withholding taxes. Second, we agreed to extend the time for Mr. Holman to exercise 40,000 options that otherwise will expire on March 31, 2006 and 10,000 options that expired on December 31, 2005. Mr. Holman may now exercise these options through December 31, 2006.
Item 9.01 Financial Statements and Exhibits.
(c) Exhibits

Exhibit No.	Description
10.27	Letter Agreement dated March 27, 2006, between Uroplasty, Inc. and Daniel Holman (filed herewith).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 27, 2006

UROPLASTY, INC.
By:	/s/ Mahedi A. Jiwani
Mahedi A. Jiwani
Vice President, Chief Financial Officer and Treasurer

Exhibit 10.27
Uroplasty, Inc.
2718 Summer Street N.E.
Minneapolis, Minnesota 55413
March 27, 2006
Mr. Daniel G. Holman
15512 Boulder Pointe Road
Eden Prairie, Minnesota 55347
     Re: Stock Option Matters
Dear Dan:
     In accordance with our discussions, I am writing to confirm our agreements, effective March, 27 2006, regarding your various stock options.
     1. Options Under Your Employment and Consulting Agreement Dated January 1, 2005. Under this agreement, for your service to our Company as a member of our Board of Directors, we granted you 100,000 options to purchase our Common Stock at $5.19 per share. On February 2, 2006, our Board of Directors approved a plan to accelerate the vesting of stock options previously granted to our employees, officers and directors with an exercise price greater than $2.85 per share. Accordingly, you are fully vested in all 100,000 of your options effective February 2, 2006. Additionally, we agree to amend the first paragraph of Section 3(c) of your agreement to read as follows:
     (c) Payment of Exercise Price; Cashless Exercise. The Executive may exercise the Options by cash payment (including by check or wire transfer). In the alternative, the Executive may exercise the Options by the delivery of an irrevocable direction to a securities broker selected by the Executive to sell shares of Common Stock and to deliver all or part of the proceeds to Company in payment of the aggregate purchase price (a “Cashless Exercise”). The Company may condition the Cashless Exercise upon the Executive’s payment of any required withholding taxes. The Executive may pay these withholding taxes in cash or by instructing the Company to cancel a number of otherwise then exercisable Options equal in value to the amount of statutory withholding taxes applicable to the executive. For this purpose, the value of an Option being canceled is the difference between the Exercise Price per share and the “Market Price” (as defined below) of a share of Common Stock as of the close of business on the date of exercise.
     2. Other Stock Options. You hold 20,000 fully vested, non-qualified options under our 1995 Stock Option Plan and 10,000 fully vested, incentive options under our 1997 Stock Option Plan. We granted all of these options on September 25, 2001 with an exercise price of

$2.40 per share. These options are currently set to expire on March 31, 2006, three months after the termination of your employment on December 31, 2005.
     In addition, we granted you 50,000 incentive options on September 2, 2002 under our 2002 Stock Option Plan to purchase shares of Common Stock at $1.10 per share. Of these options, 40,000 fully vested on December 31, 2005 and are currently set to expire on March 31, 2006, three months after the termination of your employment on December 31, 2005. The remaining 10,000 options expired unvested at termination of your employment on December 31, 2005.
     We have agreed to allow you to exercise all of the vested options described above through December 31, 2006. As to the 10,000 options that expired unvested on December 31, 2005, you may exercise those options anytime through December 31, 2006. We remind you that all of these options are now classified as non-qualified for tax purposes.
     If the above is acceptable, please so indicate by your signature below.
Very truly yours,

Uroplasty, Inc.		Agreed to and accepted:
By	Mahedi A. Jiwani, Chief Financial Officer	Daniel G. Holman